EXHIBIT 99.5

PRINCETON eCOM CORPORATION
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2002 and 2001

Report of Independent Certified Public Accountants

To the Stockholders
Princeton eCom Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheet of Princeton eCom Corporation and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Princeton eCom Corporation and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BURTON, McCUMBER & CORTEZ, L.L.P.

Brownsville, Texas
March 6, 2003

Report of independent public accountants

To Princeton eCom Corporation:

We have audited the accompanying consolidated balance sheets of Princeton eCom Corporation (a Delaware corporation) and Subsidiaries, as of December 31, 2000 and 2001, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princeton eCom Corporation and Subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
March 28, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP
REPORT AND IT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31,

ASSETS

	2002	2001
CURRENT ASSETS:
Consumer deposits
Cash	$30,128,584	$ 4,113,722
Receivables from billers	3,973,584	2,168,617

Total consumer deposits	34,102,168	6,282,339

Cash and cash equivalents	6,258,589	2,800,757
Accounts receivable, net of allowance of $186,468 and $194,919	3,794,050	5,086,926

Prepaid expenses and other	1,477,276	870,356

Total current assets	45,632,083	15,040,378

Property and equipment, net	13,502,414	16,403,284
Restricted cash	2,078,176	3,441,590
Other assets	405,350	447,920

Total Assets	$61,618,023	$35,333,172

The accompanying notes are an integral part of these consolidated financial statements.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS — CONTINUED
DECEMBER 31,

LIABILITIES AND STOCKHOLDERS’ DEFICIT

	2002	2001
CURRENT LIABILITIES:
Consumer deposits payable	$ 34,102,168	$ 6,282,339
Service fees payable	3,884,158	1,497,102
Current portion of long-term debt	—	918,311
Accounts payable	1,949,948	3,834,537
Accrued expenses	2,732,329	10,084,221
Deferred revenue	316,532	348,507

Total current liabilities	42,985,135	22,965,017

Deferred revenue	841,291	744,320
Other liabilities	314,804	475,569

Total liabilities	44,141,230	24,184,906

Series A-1 mandatorily redeemable convertible
preferred stock (liquidation value of $16,758,127)	16,006,320	12,102,981
Series B-1 mandatorily redeemable convertible
preferred stock (liquidation value of $4,051,164)	3,961,937	—
Series C-1 mandatorily redeemable convertible
preferred stock (liquidation value of $12,194,458)	11,935,010	—
Warrants to purchase Series A-1 mandatorily
redeemable convertible preferred stock	538,718	—

Commitments and contingencies (Note J)	—	—

STOCKHOLDERS' DEFICIT:
Preferred stock, $.01 par value, 77,500,000
shares authorized	—	—
Common stock, $.01 par value, 185,000,000
shares authorized; 29,699,802 and 29,615,572
shares issued and outstanding	296,998	296,156
Additional paid-in capital	191,981,362	152,023,204
Accumulated deficit	(207,243,552)	(153,238,442)
Deferred compensation	—	(35,633)

Total stockholders' deficit	(14,965,192)	(954,715)

Total Liabilities and Stockholders' Deficit	$ 61,618,023	$ 35,333,172

The accompanying notes are an integral part of these consolidated financial statements.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,

	2002	2001	2000
Revenues:
Transaction fees	$ 28,483,712	$ 16,149,283	$ 9,494,496
Professional services and other	2,171,383	3,396,882	1,265,916
Interest	801,347	1,986,358	2,301,672

Total revenues	31,456,442	21,532,523	13,062,084

Operating expenses:
Cost of services
Cost of transaction fees	14,538,006	12,904,631	8,527,720
Cost of professional services and other	2,840,515	4,359,993	1,947,497
Research and development costs	6,240,814	8,981,954	3,485,268
Selling, general and administrative	17,276,788	34,473,872	22,982,067
Financing related costs	—	400,000	1,316,815
Non-cash commissions related to warrants	—	56,807	2,718,518
Restructuring and asset impairment charges	2,052,160	23,890,929	—
Amortization of deferred compensation	4,175	652,409	2,201,701

Total operating expenses	42,952,458	85,720,595	43,179,586

Operating loss	(11,496,016)	(64,188,072)	(30,117,502)

Interest income	96,953	444,736	528,369
Interest expense	(247,220)	(3,562,120)	(110,097)
Amortization of original issuance discount	(538,718)	(2,267,518)	(323,462)

Net loss before income taxes	(12,185,001)	(69,572,974)	(30,022,692)

Income tax benefit	291,518	—	—

Net loss	(11,893,483)	(69,572,974)	(30,022,692)

Accretion of preferred stock	(230,579)	(167,743)	(100,227)
Preferred stock dividends	(1,905,214)	(2,649,407)	(1,020,000)
Issuance of warrants treated as a dividend	—	(5,303,935)	—
Beneficial conversion feature treated as a dividend	(39,975,834)	(7,995,376)	(12,937,192)

Net loss applicable to common stockholders	$(54,005,110)	$(85,689,435)	$(44,080,111)

Basic and diluted net loss applicable to common
stockholders per share	$ (1.82)	$ (24.52)	$ (19.74)

Shares used in computing basic and diluted net loss
applicable to common stockholders per share	29,648,175	3,494,795	2,233,479

The accompanying notes are an integral part of these consolidated financial statements.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the years ended December 31, 2002, 2001 and 2000

	Common stock		Additional paid-in
	Shares	Amount	Capital

Balance, December 31, 1999	2,187,277	$ 21,873	$ 15,797,682
Sale of common stock	28,871	289	974,711
Exercise of stock options	62,613	626	34,302
Compensation resulting from non-employee option grants	—	—	132,959
Deferred compensation resulting from grant of options	—	—	2,439,476
Amortization of deferred compensation, net of forfeitures	—	—	—
Issuance of common stock warrant	—	—	2,114,431
Non-cash commissions relating to warrants	—	—	2,718,518
Accretion of preferred stock redemption value	—	—	—
Cumulative preferred stock dividends	—	—	—
Beneficial conversion feature on preferred stock	—	—	11,146,223
Beneficial conversion feature treated as a dividend	—	—	—
Repayment of subscription receivable	—	—	—
Net loss	—	—	—

Balance, December 31, 2000	2,278,761	22,788	35,358,302
Exercise of stock options and warrants	36,826	368	1,801
Compensation expense resulting from grant of options	—	—	343,189
Amortization of deferred compensation, net of forfeitures	—	—	(826,914)
Issuance of common stock warrants to Series C holders	—	—	5,303,935
Accretion of preferred stock to redemption value	—	—	—
Cumulative preferred stock dividends	—	—	—
Beneficial conversion feature treated as dividend	—	—	7,995,376
Paid in capital in connection with VFSC acquisition	—	—	13,014,925
Non-cash interest related to warrants	—	—	56,807
Conversion of preferred stock and dividends into common stock	3,604,464	36,045	64,022,192
Conversion of note payable and accrued interest into common stock	24,525,000	245,250	24,279,750
Surrender of common stock	(829,479)	(8,295)	8,295
Surrender of warrants to purchase Series C	—	—	2,267,518
Issuance of warrants in connection with contract settlement	—	—	198,028
Net loss	—	—	—

Balance, December 31, 2001	29,615,572	296,156	152,023,204
Exercise of stock options and warrants	84,230	842	13,812
Redemption of fractional common shares	—	—	(30)
Amortization of deferred compensation, net of forfeitures	—	—	(31,458)
Accretion of preferred stock to redemption value	—	—	—
Cumulative preferred stock dividends	—	—	—
Beneficial conversion feature treated as dividend	—	—	39,975,834
Net loss	—	—	—

Balance, December 31, 2002	29,699,802	$ 296,998	$ 191,981,362

The accompanying notes are an integral part of these consolidated financial statements.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT — CONTINUED
For the years ended December 31, 2002, 2001 and 2000

Accumulated Deficit	Subscriptions Receivable	Deferred Compensation	Total

$(23,468,896)	$(94,703)	$(1,277,181)	$(9,021,225)
—	—	—	975,000
—	—	—	34,928
—	—	—	132,959
—	—	(2,439,476)	—
—	—	2,201,701	2,201,701
—	—	—	2,114,431
—	—	—	2,718,518
(100,227)	—	—	(100,227)
(1,020,000)	—	—	(1,020,000)
—	—	—	11,146,223
(12,937,192)	—	—	(12,937,192)
—	94,703	—	94,703
(30,022,692)	—	—	(30,022,692)

(67,549,007)	—	(1,514,956)	(33,682,873)
—	—	—	2,169
—	—	—	343,189
—	—	1,479,323	652,409
(5,303,935)	—	—	—
(167,743)	—	—	(167,743)
(2,649,407)	—	—	(2,649,407)
(7,995,376)	—	—	—
—	—	—	13,014,925
—	—	—	56,807
—	—	—	64,058,237
—	—	—	24,525,000
—	—	—	—
—	—	—	2,267,518
—	—	—	198,028
(69,572,974)	—	—	(69,572,974)

(153,238,442)	—	(35,633)	(954,715)
—	—	—	14,654
—	—	—	(30)
—	—	35,633	4,175
(230,579)	—	—	(230,579)
(1,905,214)	—	—	(1,905,214)
(39,975,834)	—	—	—
(11,893,483)	—	—	(11,893,483)

$(207,243,552)	$ —	$ —	$(14,965,192)

The accompanying notes are an integral part of these consolidated financial statements.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,

	2002	2001	2000
Operating activities:
Net loss	$(11,893,483)	$(69,572,974)	$(30,022,692)
Adjustments to reconcile net loss to net cash used in operating activities-
Depreciation and amortization	5,614,274	7,512,453	2,408,835
Asset impairment charge	—	16,106,889	—
Warrants issued in connection with restructuring	—	198,028	—
Non-cash interest on bridge notes	36,969	3,525,000	—
Non-cash compensation expense	—	343,189	132,959
Amortization of lease guarantee	40,049	40,000	40,000
Amortization of original issuance discount	538,718	2,267,518	323,462
Amortization of deferred compensation, net	4,175	652,409	2,201,701
Provision for bad debts	(8,451)	84,294	51,000
Non-cash commissions related to warrants	—	56,807	2,718,518
Compensation expense related to note receivable forgiveness	—	750,000	—
Loss on disposal of assets	5,117	—	80,380
Changes in operating assets and liabilities-
Consumer deposits	(27,819,829)	3,265,780	1,474,001
Accounts receivable	1,301,327	(1,439,456)	(2,535,774)
Prepaid expenses and other assets	(604,399)	535,977	(633,317)
Consumer deposits payable	27,819,829	(3,265,780)	(1,474,001)
Service fees payable	2,387,056	(189,913)	1,687,015
Deferred revenue	64,996	328,316	764,511
Accounts payable	(1,884,589)	346,744	1,822,099
Accrued expenses	(7,351,892)	7,734,776	558,257
Other liabilities	(160,765)	164,609	125,946

Net cash used in operating activities	(11,910,898)	(30,555,334)	(20,277,100)

Investing activities:
Purchases of property and equipment	(2,734,246)	(19,542,087)	(7,608,971)
Proceeds from sale of property and equipment	15,722	—	—
Business acquisition, net of cash paid	—	6,172,000	—
Restricted cash	1,363,414	(3,441,590)	—

Net cash used in investing activities	(1,355,110)	(16,811,677)	(7,608,971)

The accompanying notes are an integral part of these consolidated financial statements.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED
For the years ended December 31,

	2002	2001	2000
Financing activities:
Net decrease in bank overdraft	$ —	$ —	$(16,495,499)
Proceeds from convertible note and warrant	2,690,000	25,600,000	5,000,000
Proceeds from sale of preferred stock, net	14,937,527	7,560,241	54,413,600
Proceeds (repayments) on line of credit	(918,311)	918,311	—
Payments on long-term debt	—	(15,793)	(33,821)
Proceeds from sale of common stock	—	—	975,000
Proceeds from repayment of subscription receivable	—	—	94,703
Proceeds from exercise of stock options	14,624	2,169	34,928

Net cash provided by financing activities	16,723,840	34,064,928	43,988,911

Net increase (decrease) in cash and cash equivalents	3,457,832	(13,302,083)	16,102,840
Cash and cash equivalents, beginning of year	2,800,757	16,102,840	—

Cash and cash equivalents, end of year	$ 6,258,589	$ 2,800,757	$ 16,102,840

The accompanying notes are an integral part of these consolidated financial statements.

PRINCETON eCOM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2002, 2001 and 2000

NOTE A – BACKGROUND

Princeton eCom Corporation (the Company) was incorporated on January 25, 1984 in the state of Delaware as Princeton TeleCom Corporation. In March 1999, the Company changed to its current name. The Company, which operates in one business segment, is a leading provider of outsourced electronic bill presentment and payment (EBPP) solutions. The Company markets its products to both billers and financial institutions. The Company’s clients are able to present their bills and invoices through a broad distribution network and receive payments from consumers and businesses using the Internet, telephone or handheld device. This results in both cost savings for biller and financial institution clients as they convert from costly paper-based systems as well as making bill payment more convenient and providing an array of bill payment options. The biller market focuses on businesses that provide a large volume of bills to their customers (typically monthly bills to consumers). This market includes telecommunication companies, mortgage institutions, insurance companies, utilities and other businesses with large numbers of consumers. The financial institution market focuses on banks, credit unions and other financial institutions that offer online banking products and electronic bill payment services to their customers. The Company generates revenue from (i) transaction fees, including invoice presentment and payment processing fees, (ii) professional services fees for implementation and customized solutions and (iii) interest on funds held.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Princeton eCom Corporation and its subsidiaries. During 2002, the subsidiaries were dissolved. All material intercompany balances and transactions for the years 2002, 2001 and 2000 have been eliminated.

2.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Revenue recognition

Transaction fees are amounts charged to billers and financial institutions based on contractual rates. Transaction fees are recognized as the services are performed based upon actual transactions. Professional service fees and other consist primarily of consulting services provided to customers on a time and materials basis. Revenues from consulting services are recognized as the services are performed.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

3.	Revenue recognition — continued

Included in professional service fees and other category are fees earned for implementation services. A certain portion of these implementation fees is deferred and recognized as revenue over the term of the ongoing transaction service period. Interest revenue reflects amounts earned on the overnight investment of funds received from consumers pending payment processing and is recorded as revenue as earned.

4.	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and funds received from consumers pending payment processing. The Company maintains cash and cash equivalents with various major financial institutions. At times such amounts may exceed the FDIC limits. The Company limits the amount of credit exposure with any one financial institution and management believes that no significant concentration of credit risk exists with respect to cash investments.

5.	Property and equipment

Property and equipment are recorded at cost. Property and equipment also includes fees paid to third parties for software licenses and consulting services related to the development of internal-use software applications in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Depreciation and amortization are provided using the straight-line method over the estimated useful lives. Expenditures for maintenance, repairs and betterments that do not prolong the useful life of an asset have been charged to operations as incurred. Additions and betterments that substantially extend the useful life of the asset are capitalized. Upon sale or other disposition of assets, the cost and related accumulated depreciation and amortization are removed from the respective accounts, and the resulting gain or loss, if any, is included in operating results.

6.	Long-lived assets

Prior to 2002, the Company followed Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” SFAS No. 121 required that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for possible impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that long-lived assets held for sale or disposal be reported at the lower of the carrying amount or fair value less cost to sell. If changes in circumstances indicate that the carrying amount of asset may not be recoverable, future undiscounted cash flows expected to result from the use of the asset and its disposition must be estimated to determine if the carrying value is impaired.

In October 2001 the FASB issued SFAS No. 144, “Accounting for the Impairment for Disposal of Long-Lived Assets.” SFAS No. 144 supercedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board (APB) Opinion No. 30, “Reporting Results of Operations-Reporting Effects of Disposal of a Segment of a Business.” SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 12, 2001, and as required, was adopted by the Company on January 1, 2002.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

7.	Restricted Cash

Restricted cash relates to outstanding letters of credit required by certain operating lease agreements.

8.	Other assets

Other assets primarily consist of prepaid lease guarantee and deposits. In December 1999, the Company entered into a lease for its primary operating facility. In order to induce an existing stockholder to guarantee the lease, the Company’s then Chief Executive Officer sold the investor 28,871 shares of Common stock from his personal account at $27.69 per share, which was below the then estimated fair market value of $41.56 per share. The in-the-money value of the Common stock sold of approximately $400,000 has been recorded as a deferred asset with a corresponding credit to additional paid-in capital. The deferred asset is being amortized to rent expense over the ten-year lease term. For each of the three years in the period ended December 31, 2002, the Company recognized approximately $40,000 of rent expense related to this deferred asset.

9.	Consumer deposits payable

Consumer deposits represent assets held on behalf of consumers for the satisfaction of payment processing and includes both cash and receivables from billers. Receivables from billers are created when payment processing has been completed and funds are subsequently drawn from consumer bank accounts. Management believes that receivables from billers are fully realizable assets because contractual agreements permit reversals from biller accounts or stipulate that the biller is obligated to reimburse the Company for such payments.

10.	Deferred rent

Rent expense on leases is recorded on a straight-line basis over the lease period. The excess of rent expense over the actual cash paid is recorded as deferred rent.

11.	Development costs

Research and development costs are charged to expense as incurred.

12.	Advertising and marketing expense

The Company charges to expense advertising and marketing costs as incurred. Advertising and marketing expense totaled $421,413, $3,663,696 and $1,266,903 for 2002, 2001 and 2000, respectively.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

13.	Income taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Accordingly, deferred income tax assets and liabilities are determined based on differences between the financial statement carrying amounts of assets and liabilities and their respective income tax basis, measured using enacted tax rates.

14.	Restatement of certificate of incorporation and stock split

As part of a recapitalization of the Company in December 2001, the Company declared a one-for-5.1955 reverse stock split of its Common stock. In addition, the holders of the Series A, B and C Preferred stock agreed to convert their shares as follows: one share of Series A to 0.00187861 shares of Common, one share of Series B to 0.001542 shares of Common and one share of Series C to 0.498 shares of Common. In June 2002, the Company’s Certificate of Incorporation was amended to authorize 77,500,000 shares of Preferred stock and 185,000,000 shares of Common stock. The increase in authorized capital stock and the reverse stock split of the Common stock have been retroactively reflected in the consolidated financial statements.

15.	Stock compensation

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure requirements are effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure provisions for the accompanying consolidated financial statements. As the Company will continue to apply APB Opinion No. 25, the accounting for stock-based employee compensation will not change as a result of SFAS No. 148.

Pro forma information provided below has been determined as if the Company had accounted for its employee stock options in accordance with SFAS No. 123. The determination of the fair value of the options noted above was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: risk-free interest rate of 3.0%, 6.1% and 5.6%, respectively; dividend yield of 0%; volatility factor of the expected market price of the Company’s Common stock of 70%; and an expected life of the options of 4 years.

The weighted average fair value of the options granted is as follows:

	Year ended December 31
	2002	2001	2000
Granted at fair market value	$0.18	$15.69	$27.61
Granted below fair market value	—	—	23.70

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

15.	Stock compensation — continued

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods. The Company’s pro forma information is as follows:

	Year ended December 31
	2002	2001	2000
Net loss applicable to common stockholders, as reported	$(54,005,110)	$(85,689,435)	$(44,080,111)
Pro forma net loss applicable to common stockholders	(56,281,917)	(91,829,529)	(46,179,134)
Pro forma net loss per share	(1.90)	(26.28)	(20.68)

16.	Net loss per share

Basic EPS is computed by dividing net loss by the weighted average number of shares of Common stock outstanding for the period. Diluted EPS includes the dilutive effect, if any, from the potential exercise or conversion of securities such as stock options, warrants and convertible preferred stock which would result in the issuance of additional shares of common stock. For 2002, 2001, and 2000 the impact of stock options, warrants and mandatorily redeemable convertible preferred stock was not considered as the effect on net loss per share would be anti-dilutive.

17.	Fair value of financial instruments

The Company’s financial instruments consist of consumer deposits, cash and cash equivalents, accounts receivable, prepaid expenses and other assets, consumer deposits payable, accounts payable, accrued expenses and deferred revenue. Management believes the carrying values of these assets and liabilities are representative of their fair values due to the relatively short-term nature of those instruments.

18.	Comprehensive loss

The Company follows SFAS No. 130, “Reporting Comprehensive Income.” This statement requires the classification of items of other comprehensive income by their nature and disclosure of the accumulated balance of other comprehensive income, separately from retained earnings and additional paid-in capital, in the equity section of the balance sheet. Net loss was the only comprehensive loss item for 2002, 2001 and 2000.

19.	Supplemental cash flow information

For 2002, 2001 and 2000, the Company paid interest of $210,251, $116,289 and $5,929, respectively.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

20.	Reclassification

Certain items in the prior year financial statements were reclassified to conform to the 2002 financial statement presentation.

NOTE C – BUSINESS ACQUISITION

On May 15, 2001, the Company acquired all of the outstanding shares of Venture Finance Software Corporation (VFSC) formerly known as WebQuicken, Inc., a wholly owned subsidiary of Intuit, Inc., for an aggregate purchase price of $13,542,925, including transaction costs of $528,000. VFSC operated in the Internet commerce industry developing and deploying server-based personal finance products including WebQuicken. The Company had three payment options; (1) issue Common stock, (2) cash payment or (3) combination of Common stock and cash. Also, the consideration was not to be exchanged until the earlier of 20 days after an Initial Public Offering by the Company or February 1, 2002. The purchase price was determined based on the Company’s decision to issue only Common stock. Accordingly, the Company measured the purchase price as of May 15, 2001, based on the fair value of 2,277,307 shares of Common stock to be issued in the future. The Company determined that the fair value of its Common stock was approximately $5.72 per share on May 15, 2001. The acquisition was recorded using the purchase method of accounting. The accompanying statements of operations include the operating results for the acquisition from May 15, 2001 through December 31, 2001. A summary of the allocation of the purchase price to the net assets acquired is as follows:

Purchase price	$13,542,925

Purchase price allocation:
Cash	6,700,000
Property and equipment	997,000
Acquired technology	5,845,925

$13,542,925

The allocation of the purchase price to identifiable acquired technology has been determined by management based on an analysis of factors such as historical operating results, discounts on cash flow projections and specific evaluations of products, customers and other information. The acquired technology was being amortized over five years based on its estimated useful life. During 2001, the Company recorded $460,944 of amortization expense on acquired technology, which is included in selling, general, and administrative expense in the accompanying consolidated statements of operations.

NOTE C – BUSINESS ACQUISITION — continued

The following unaudited pro forma operating results have been presented assuming the acquisition occurred on January 1, 2000. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions been made on January 1, 2000 or of results which may occur in the future.

	Year ended December 31
	2001	2000
Revenues	$ 21,557,064	$ 13,069,369
Loss from operations	(78,279,903)	(61,735,138)
Net loss per share	(26.91)	(33.40)

As of September 30, 2001, management determined the long-lived assets related to the VFSC acquisition were impaired and decided to exit the business entirely in December 2001 (see Note D).

NOTE D - ASSET IMPAIRMENT AND RESTRUCTURING CHARGES

The Company recorded restructuring and asset impairment charges as follows:

	Year ended December 31
	2002	2001
VFSC acquired technology impairment	$ —	$ 5,384,981
VFSC related fixed asset impairment	—	5,288,657

Subtotal VFSC asset impairment	—	10,673,638

Other fixed asset impairment	—	5,433,251

Restructuring charge	2,052,160	7,784,040

	$ 2,052,160	$23,890,929

VFSC asset impairments

Subsequent to the VFSC acquisition date and through September 30, 2001, the Company made significant investments in software, hardware and property and equipment to build-out the VFSC business. In accordance with SFAS No. 121, the Company evaluated whether later events and circumstances occurred that indicated that the remaining useful life of its long-lived assets warranted revision or that the remaining balance was not recoverable. Management determined that as of September 30, 2001, its long-lived assets related to the VFSC acquisition had been impaired. The impairment was measured by the Company due to the following factors:

(a)	The Company had accumulated costs significantly in excess of the amount originally expected.

(b)	A significant current period operating loss and cash flow loss combined with a projection that demonstrated continuing losses associated with assets acquired.

The expected undiscounted cash flows directly related to the VFSC assets were negative. As of September 30, 2001, the Company recorded an impairment charge of

NOTE D – ASSET IMPAIRMENT AND RESTRUCTURING CHARGES — continued

$10,673,638 which reduced acquired technology and VFSC related fixed assets to $0 as of September 30, 2001. The impairment charge was determined based upon the estimated fair value of the business using a discounted cash flow analysis compared to the tangible net book value of the Company.

In December 2001, the Company decided to exit the VFSC business. The Company terminated 28 employees and 6 subcontractors in December 2001 (see restructuring charges below) and on February 28, 2002, the Company entered into a Modification, Release and Termination Agreement, an Asset Purchase Agreement and a Software License Agreement (together the Termination Agreements) with Intuit, Inc. As a result of the Termination Agreements, the Company and Intuit agreed that no shares of Common stock would be issued to Intuit in the future and that the Company would continue to maintain ownership of certain assets acquired from Intuit in May 2001. Intuit agreed to repurchase hardware and other equipment for $35,612. Additionally, the Company granted to Intuit, Inc. a license for presentment of electronic bills desktop software and retained ownership of the licensed software purchased in May 2001. The license fee paid to the Company was $33,000. Additionally, the Company agreed to pay $328,000 to Intuit, Inc. for consulting services performed during 2001, which was accrued at December 31, 2001.

Other fixed asset impairment

During 2001, the Company recorded $5,433,251 in impairment charges to fixed assets in addition to the aforementioned VFSC charges, which included $3,137,610 for property and equipment and $2,295,641 for two software license agreements.

In accordance with SFAS No. 121, based upon a review of the Company’s long-lived assets in December 2001, the Company recorded a non-cash impairment charge of $3,137,610 related to the write-down of a portion of the asset value of the Company’s property and equipment. The impairment was recognized as the future undiscounted cash flows for the Company were estimated to be insufficient to recover the related carrying values of the property and equipment. As such, the carrying values of these assets were written down to the Company’s estimates of their fair value. Fair value was based on the present value of estimated expected future cash flows using a discount rate of 30%. Management believes this provision was adequate to cover any future losses incurred relating to these assets. However, actual losses could vary significantly from these estimates.

The Company capitalized a $1,000,000 nonrefundable software license fee in 1999. During 2000 and through the third quarter of 2001, the Company utilized the software to generate revenues from one significant customer. During the third quarter of 2001, the significant customer informed the Company that it was exiting its strategy to resell this product to its business customers. As a result of the lost customer and in accordance with SFAS No. 121, the Company determined that the software license fee had been impaired and recorded an impairment charge in the amount of $692,308 (carrying value including $307,692 of accumulated amortization) which reduced the asset to $0.

During 2001, the Company entered into a software license agreement that required upfront payments of $1,950,000. The Company utilized the software to provide a solution to several large customers. Based upon significant changes in market conditions during the third quarter of 2001, the Company decided to stop providing the solution to its customers. In accordance with SFAS No. 121, the Company recorded an impairment charge in the amount of $1,603,333 (carrying value including $346,667 of accumulated amortization), which reduced the asset to $0.

NOTE D – ASSET IMPAIRMENT AND RESTRUCTURING CHARGES — continued

Restructuring charge

The Company implemented a strategic restructuring plan in the fourth quarter of 2001 (including exiting the VFSC business) and the first quarter of 2002 and recorded restructuring charges of $2,052,160 and $7,784,040 in 2002 and 2001, respectively. The focus of the Company’s restructuring plan was to streamline its operations by reducing operating expenses primarily through workforce reductions and renegotiating significant contracts and leases. The Company completed the restructuring program in 2002.

In accordance with Emerging Issues Task Force No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” the components of the restructuring charge are as follows:

	Year ended December 31
	2002	2001
Employee severance	$1,725,339	$4,126,339
Contract settlements	326,821	3,241,616
Facility closings	—	416,085

	$2,052,160	$7,784,040

In 2001, included in the employee severance charge is the non-cash charge in the amount of $750,000, which reflects the forgiveness of a note receivable due from a former executive.

Contract settlements include settlements of purchase commitments and contractual agreements with vendors and property owners. In 2001, approximately 88% of the contract settlements relate to buyouts of real estate lease agreements.

In 2001, facility closings reflect the costs associated with the consolidation of offices as a result of employee separations and product rationalization. In connection with the cancellation of an office lease, the Company agreed to issue warrants to the landlord to purchase 400,000 shares of the Company’s Common stock at $0.36 per share and recorded a restructuring charge of $198,028 in the accompanying consolidated statement of operations.

NOTE E – PROPERTY AND EQUIPMENT

		December 31
	Useful lives	2002	2001
Computer and telephone equipment	3-5 years	$ 10,891,065	$ 10,904,364
Purchased software and capitalized development costs	3 years	13,802,713	11,441,652
Furniture and fixtures	5 years	1,264,389	1,122,193
Leasehold improvements	Lease term	1,450,527	1,293,383

		27,408,694	24,761,592

Less- Accumulated depreciation and amortization		(13,906,280)	(8,358,308)

		$ 13,502,414	$ 16,403,284

Depreciation and amortization expense for 2002, 2001 and 2000, was $5,614,274, $6,513,765 and $2,274,220, respectively.

NOTE F – CURRENT DEBT OBLIGATIONS

In 2001, the Company entered into an accounts receivable funding agreement (funding agreement) with a financial institution. The funding agreement allows the Company to borrow the lesser of $5,000,000 or 80% of the eligible accounts receivable, as defined. The Company was subject to an annual interest rate of 9.5% and 12.0% at December 31, 2002 and 2001, respectively. The current debt obligation was $0 and $918,311 as of December 31, 2002 and 2001, respectively.

In connection with the funding agreement, the financial institution was issued fully vested warrants to purchase 125,000 shares of the Company’s Common stock at an exercise price of $1.00 per share. In 2001, the Company recorded non-cash commissions totaling $56,807 in the accompanying consolidated statement of operations relating to the grant of the warrants.

NOTE G – BRIDGE NOTES, WARRANTS, AND MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

Accounting for bridge notes and warrants

In March and April 2002, the Company issued bridge notes in the aggregate of $2,690,000. The bridge notes bore interest at 12% per annum and have a maturity date of one year from the date of issuance. The note holders were also issued warrants to purchase 807,000 shares of Series A-1 at an exercise price of $1.00 per share.

The Company allocated the proceeds from the bridge note to the note and the warrant based on their relative fair values. The fair value of the note was determined based on a discounted cash flow analysis using a discount rate of 30%. The fair value of the warrant was based on the Black-Scholes option-pricing model. As a result, the Company allocated $2,151,282 to the notes and $538,718 to the warrants.

NOTE G - BRIDGE NOTES, WARRANTS, AND MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK — continued

The Company recognized interest expense on the note of $572,392 in 2002, of which $33,674 was accrued coupon interest and $538,718 was amortization of the debt discount. In May 2002, the principal amount of the note and coupon interest were converted into Series B-1.

In November 2001, the Company issued a $3,100,000 bridge note to two investors and the Company’s CEO. The bridge note was convertible into a subsequent series of mandatorily redeemable convertible preferred stock at the offering price of a subsequent closing of mandatorily redeemable convertible preferred stock. The bridge note bore interest at 15% and the principal was due on November 13, 2002. The bridge note also bore a prepayment penalty of 50%. In December 2001, in connection with the close of Series A-1, the principal amount of the notes held by two investors and prepayment penalty were converted into Common stock. The note held by the Company’s CEO was repaid during 2002.

In April 2001, the Company issued a $22,500,000 bridge note to several investors. The bridge note was convertible into a subsequent series of mandatorily redeemable convertible preferred stock at the offering price of a subsequent closing of mandatorily redeemable convertible preferred stock. The bridge note bore interest at 12% prior to the due date of September 15, 2001 and 18% thereafter. In connection with the bridge note, the note holders were issued warrants to purchase 3,251,445 shares of Series C at an exercise price of $3.46 per share.

The Company allocated the proceeds from the bridge note to the note and the warrant based on their relative fair values. The fair value of the note was determined based on a discounted cash flow analysis using a discount rate of 30%. The fair value of the warrant was based on the Black-Scholes option-pricing model. As a result, the Company allocated $20,232,483 to the note and $2,267,518 to the warrant.

The Company recognized interest expense on the note of $4,292,518 in 2001, of which $2,025,000 was accrued coupon interest and $2,267,518 was amortization of the debt discount. In December 2001, in connection with the close of Series A-1, the principal amount of the note and coupon interest were converted into Common stock and the warrants were cancelled.

In connection with the April 2001 bridge note, the Company agreed to issue warrants to purchase an additional 5,202,312 shares of Series C at an exercise price of $3.46 per share. These additional shares were issuable only in the event the Company failed to consummate a subsequent series of mandatorily redeemable convertible preferred stock by September 15, 2001. The subsequent series of mandatorily redeemable convertible preferred stock occurred in December 2001. Accordingly, the Company issued warrants to purchase 5,202,312 shares of Series C. Management determined that the value of the warrants was zero and in connection with the recapitalization in December 2001, all of the warrants were cancelled.

In June 2000, the Company issued a $5,000,000 bridge note. The bridge note was converted into 1,111,111 shares of Series C in August 2000. The bridge note bore interest at 10% and the principal was due on July 1, 2001. In connection with the bridge note, the note holder was issued a warrant to purchase 96,237 shares of the Company’s Common stock at an exercise price of $12.99 per share.

NOTE G - BRIDGE NOTES, WARRANTS, AND MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK — continued

The Company allocated the proceeds from the bridge note to the note and the warrant based on their relative fair values. The fair value of the note was determined based on a discounted cash flow analysis using a discount rate of 30%. The fair value of the warrant was determined based on the Black-Scholes option-pricing model. As a result, the Company allocated $2,885,569 to the note and $2,114,431 to the warrant.

The Company recognized interest expense on the note of $427,630 in 2000, of which $104,168 was accrued coupon interest and $323,462 was amortization of the debt discount. In December 2001, in connection with the close of Series A-1, warrants to purchase 91,234 shares of Common stock were cancelled.

Mandatorily redeemable convertible preferred stock

As of December 31, 2002, the Company has authorized 77,500,000 shares of Preferred stock with a par value of $.01 per share, of which 16,500,000 shares have been designated as Series A-1 mandatorily redeemable convertible preferred stock (Series A-1), 14,000,000 shares have been designated as Series B-1 mandatorily redeemable convertible preferred stock (Series B-1) and 47,000,000 shares have been designated as Series C-1 mandatorily redeemable convertible preferred stock (Series C-1), collectively (Series A-1, B-1 and C-1).

The holders of Series A-1, B-1 and C-1 are entitled to liquidation preferences equal to the original purchase price, plus all accrued but unpaid dividends. The holders of the Series A-1, B-1 and C-1 are entitled to receive cumulative dividends at an annual rate of 8%. The Series A-1, B-1 and C-1 are redeemable at the option of the holders and upon the receipt of notice of the election of 75% of said holders of each Series, in December 2006.

The Series A-1, B-1 and C-1 are convertible at any time into common stock at the holders’ option at a conversion rate of one-to-three and one third, one-to-one and one half, and one-to-one, respectively, at December 31, 2002. All outstanding shares of the Series A-1, B-1 and C-1 are automatically convertible into common stock upon the closing of a qualified underwritten public offering, as defined. The holders of Series A-1, B-1 and C-1 are entitled to certain voting, anti-dilution and registration rights, as defined.

The Company would have issued 103,519,321 shares of Common stock had all of Series A-1, B-1 and C-1 been converted at December 31, 2002.

In June 2002, the Company sold 39,011,536 shares of Series C-1 at $0.30 per share for proceeds of $11,416,258, net of offering costs of $287,203.

In May 2002, the Company sold 8,560,745 shares of Series B-1 at $0.45 per share for proceeds of $3,748,236, net of offering costs of $104,098. The proceeds included the conversion of the March and April 2002 bridge notes in the amount $2,690,000 and accrued coupon interest of $33,674.

In January and February 2002, the Company sold, in the aggregate, 2,500,000 shares of Series A-1 at $1.00 per share for proceeds of $2,500,000.

NOTE G - BRIDGE NOTES, WARRANTS, AND MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK — continued

In December 2001, the Company sold 8,500,000 shares of Series A-1 at $1.00 per share for proceeds of $7,560,241, net of offering costs of $939,759, and two investors onverted $3,000,000 of the November 2001 bridge note plus prepayment penalty into 4,500,000 shares of Series A-1.

The offering costs for each series of preferred stock will be accreted using the effective interest method from the date the shares were issued through the redemption date. For 2002, the Company recorded a total of $230,579 of such accretion for the Series A-1, B-1 and C-1.

As of December 31, 2000, the Company had authorized 15,000,000 shares of Preferred stock with a par value of $.01 per share. The authorized shares were designated as 3,753,846 shares of Series A mandatorily redeemable convertible preferred stock (Series A), 487,805 shares of Series B mandatorily redeemable convertible preferred stock (Series B) and 7,555,556 shares of Series C mandatorily redeemable convertible preferred stock (Series C), collectively (Series A, B and C).

The Series A, B and C were convertible at any time into common stock at the holders’ option at a conversion rate, as defined. All outstanding shares of the Series A, B and C were automatically convertible into common stock upon the closing of a qualified underwritten public offering, as defined. The holders of Series A, B and C were entitled to certain voting, anti-dilution and registration rights, as defined.

The Series A, B and C were redeemable, upon the receipt of notice of the election of two-thirds of the Series C holders to redeem the Series C, at the option of the holders in March 2005. The holders of Series A, B and C were entitled to liquidation preferences equal to the original purchase prices, plus all accrued but unpaid dividends. The holders of the Series C were entitled to receive cumulative dividends at an annual rate of 8%. The Company has recorded cumulative dividends on Series C of $2,606,667 for 2001 and $1,020,000 for 2000.

In August 2000, the Company sold 6,111,112 shares of Series C at $4.50 per share for proceeds of $27,174,359, net of offering costs of $325,641, and an investor converted the June 2000 bridge note into 1,111,111 shares of Series C. The offering costs were being accreted using the effective interest method through the March 2005 redemption date of the Series C. The Company recorded $68,129 and $26,643 of such accretion from January 1, 2001 through December 14, 2001 and for the year ended December 31, 2000, respectively. In connection with the conversion of the bridge note, the Company recorded a beneficial conversion feature as a preferred stock dividend for the difference between the carrying amount of the bridge note and the fair value of the common shares to be issued upon conversion in the amount of $1,790,969. Also in August 2000, the Company sold 333,333 shares of Series C at $4.50 per share to the Company’s CEO for cash of $750,000 and a full recourse note of $750,000. The note accrued interest at 6.18%. In December 2001, the Series C shares were surrendered to the Company and the note was forgiven. In December 2001, the remaining Series C converted into 3,596,660 shares of the Company’s Common stock.

NOTE G - BRIDGE NOTES, WARRANTS, AND MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK — continued

In March 2000, the Company sold 3,753,846 shares of Series A for $6.50 per share and 487,805 shares of Series B for $5.33 per share for aggregate proceeds of $26,489,241, net of offering costs of $510,759. The offering costs were being accreted using the effective interest method through the March 2005 redemption date of the Series A and Series B. The Company recorded $99,614 and $73,584 of such accretion from January 1, 2001 through December 14, 2001 and for the year ended December 31, 2000, respectively. In December 2001, the Series A and Series B converted into 7,804 shares of the Company’s Common stock.

Conversion price adjustments

In connection with the issuance of the Series C-1 in June 2002, the conversion price of the Series A-1, Series B-1 and the warrants to purchase Series A-1 was adjusted to $0.30 per share from $0.45. This conversion price adjustment created a beneficial conversion feature for financial reporting purposes. Upon the issuance of the Series C-1, the Company recorded a preferred stock dividend to the Series A-1, Series B-1 and warrants to purchase Series A-1 of $17,222,222, $1,926,168 and $896,666, respectively, in the accompanying consolidated statements of operations.

In connection with the issuance of the Series B-1 in May 2002, the conversion price of the Series A-1 and the warrants to purchase Series A-1 was adjusted to $0.45 per share from $1.00. This conversion price adjustment created a beneficial conversion feature for financial reporting purposes. Upon the issuance of the Series B-1, the Company recorded a preferred stock dividend to the Series A-1 and warrants to purchase Series A-1 of $18,944,444 and $986,334, respectively, in the accompanying consolidated statements of operations.

In connection with the issuance of the April 2001 bridge note, the conversion price of Series A and Series B was adjusted to $3.46 per share from $4.50. This conversion price adjustment created a beneficial conversion feature for financial reporting purposes. Upon the issuance of the bridge note, the Company recorded a preferred stock dividend to the Series A and Series B of $7,213,873 and $781,503, respectively, in the accompanying consolidated statements of operations.

In connection with the sale of Series C in August 2000, the conversion price of Series A and Series B was adjusted to $4.50 per share from $6.50 and $5.33, respectively. This conversion price adjustment created a beneficial conversion feature for financial reporting purposes. Upon the issuance of the Series C, the Company recorded a preferred stock dividend to the Series A and Series B of $10,666,667 and $479,556, respectively, in the accompanying consolidated statements of operations.

NOTE H – COMMON STOCK AND COMMON STOCK WARRANTS

Common stock

In connection with the recapitalization of the Company in December 2001, certain investors surrendered 829,479 shares of Common stock to the Company.

In March 2000, the Company sold 28,871 shares of Common stock to a director of the Company at $33.77 per share.

NOTE H – COMMON STOCK AND COMMON STOCK WARRANTS — continued

Common stock warrants

In April 2001, the Company granted warrants to the Series C investors to purchase 437,115 shares of Common stock at $0.05 per share. The warrants vested immediately. The Company recorded a deemed preferred dividend in the amount of $2,486,378. In July 2001, warrants to purchase 25,712 were exercised. In December 2001, in connection with the close of Series A-1, warrants to purchase 321,408 shares were cancelled.

In August 2000, the Company agreed to grant warrants to certain Series C investors to purchase 178,013 shares of Common stock at $0.05 per share in exchange for certain future performance obligations. In 2000, one of the Series C investors satisfied a portion of the obligation and the Company recorded a non-cash commission charge of $2,718,518 related to the granting of 116,429 fully vested warrants. In December 2001, in connection with the close of Series A-1, warrants to purchase 170,314 shares were cancelled.

NOTE I – STOCK OPTIONS

Effective December 13, 2001, the Company adopted the 2001 Stock Plan (the Plan). The Plan provides for the granting of incentive and nonqualified stock options to employees and consultants of the Company. The Compensation Committee of the Board of Directors administers the Plan and awards grants and determines the terms of such grants at its discretion. The Company has reserved approximately 24,000,000 shares of Common stock for issuance pursuant to the Plan.

Information with respect to the Company’s common stock options is as follows:

	Shares	Exercise price	Weighted average exercise price

Balance, December 31, 1999	661,156	$0.16-20.71	$18.48
Granted at fair market value	646,761	23.38-33.77	27.58
Granted below fair market value	398,838	0.16-20.78	17.66
Exercised	(62,613)	0.16-41.57	0.85
Canceled	(81,684)	0.16-41.57	25.07

Balance, December 31, 2000	1,562,458	0.16-41.57	22.42
Granted at fair market value	454,372	7.79-41.57	16.83
Exercised	(2,452)	0.16	0.16
Canceled	(557,750)	0.16-41.57	21.15

Balance, December 31, 2001	1,456,628	0.16-41.57	21.20
Granted at fair market value	22,972,024	0.24-1.00	0.33
Exercised	(84,230)	0.16-0.24	0.16
Canceled	(1,557,330)	0.16-41.57	10.64

Balance, December 31, 2002	22,787,092	$0.16-41.57	$ 0.96

NOTE I – STOCK OPTIONS — continued

All options have terms ranging from 2 to 10 years and generally vest over 3 to 4 years. The total number of shares available for future grants under the Plan was 1,105,291 as of December 31, 2002.

The following table summarizes information relating to the Plan as of December 31, 2002 based upon each exercise price:

Outstanding stock options				Exercisable stock options
Exercise price	Shares	Weighted average exercise price	Weighted average remaining contractual life (years)	Shares	Weighted average exercise price
$ 0.16	83,610	$ 0.16	1.70	83,485	$ 0.16
0.24	18,878,667	0.24	9.40	3,700,461	0.24
0.80	3,230,650	0.80	8.66	1,056,625	0.80
1.00	20,000	1.00	9.01	20,000	1.00
7.79	16,311	7.79	8.69	6,062	7.79
17.98	88,119	17.98	8.24	23,073	17.98
20.78	40,318	20.78	6.00	40,309	20.78
23.38	206,727	23.38	7.72	106,943	23.38
27.69	65,435	27.69	6.20	65,435	27.69
33.77	114,982	33.77	7.11	66,885	33.77
41.57	42,273	41.57	6.64	32,958	41.57

	22,787,092	$ 0.96	9.22	5,202,236	$ 2.12

In connection with certain options granted to employees during 2000, the Company recorded $2,439,476 of deferred compensation. These amounts represent the difference between the fair market value of the Company’s Common stock on the date of grant and the exercise price of options to purchase 398,838 shares of the Company’s Common stock. Deferred compensation is amortized over the vesting periods of the options, which range from immediate vesting to periods of up to four years. For 2002, 2001 and 2000, $4,175, $652,409 and $2,201,701 of deferred compensation, net of forfeitures, was charged to expense, respectively.

NOTE J – COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company leases facilities and equipment under noncancellable operating leases with expiration dates through December 2009. Rent expense for 2002, 2001 and 2000, was $2,716,854, $2,114,340 and $1,431,570, respectively. Future minimum lease payments as of December 31, 2002, are as follows:

2003	$ 2,478,182
2004	2,296,795
2005	1,593,859
2006	1,622,356
2007	1,480,138
Thereafter	2,960,276

Total minimum lease payments	$12,431,606

Litigation

The Company is involved, from time to time, in various legal matters and claims which are being defended and handled in the ordinary course of business. None of these matters are expected, in the opinion of management, to have a material adverse effect on the financial position or results of operations of the Company.

Employment agreements

The Company has employment agreements with certain officers of the Company. The agreements provide for, among other things, salaries, bonuses, stock options, and severance payments.

Government regulation

Management believes, based upon consultation with legal counsel, that the Company is not required to be licensed by the Office of the Comptroller of the Currency, the Federal Reserve Board or other federal or state agencies that regulate or monitor banks or other providers of electronic commerce. However, the Company may be periodically examined by banking authorities since the Company is a supplier of services to financial institutions. Laws regulating internet commerce may be enacted to address issues such as, trust accounting, user privacy, pricing, content, taxation and the characteristics and quality of online products and services, among other things. If enacted, these laws could have a material adverse effect on the Company’s business.

NOTE K – INCOME TAXES

The reconciliation of the statutory federal income tax rate to the Company’s effective income tax rate is as follows:

	Year ended December 31
	2002	2001	2000
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	5.9%	6.3%	6.3%
Nondeductible expenses	(0.3)%	(3.3)%	(0.1)%
Sale of New Jersey NOL	(2.4)%	0.0%	0.0%
Valuation allowance	(39.6)%	(37.0)%	(40.2)%

	(2.4)%	0.0%	0.0%

In December 2002, the Company participated in the New Jersey Emerging Technology and Biotechnology Financial Assistance Program (the Program). Under the Program, the Company received net proceeds of $291,518 and transferred the rights to approximately $3.7 million of its unused New Jersey NOL carry-forwards to a third party. This transaction has been recorded as an income tax benefit in the accompanying consolidated statements of operations.

Deferred taxes are determined based upon the estimated future tax effects of differences between the financial statements and income tax basis of assets and liabilities given the provisions of the enacted tax laws. The tax effect of temporary differences that give rise to deferred taxes are as follows:

	December 31
	2002	2001
Deferred tax assets:
Net operating loss carry-forwards	$ 29,400,000	$ 38,700,000
Deferred compensation	2,100,000	1,900,000
Development costs	300,000	500,000
Accruals and reserves not currently deductible	800,000	2,800,000
Property and equipment	300,000	2,700,000

	32,900,000	46,600,000

Less- Valuation allowance	(32,900,000)	(46,600,000)

Net deferred tax asset	$ —	$ —

As of December 31, 2002, the Company had net operating loss carry-forwards totaling approximately $74,000,000 for federal tax purposes. The availability of the net operating loss carry-forwards and future tax deductions to reduce taxable income is subject to various limitations under Section 382 of the Internal Revenue Code of 1986, as amended (Code), in the event of a further ownership change. This section states that after reorganization or other changes in corporate ownership (50% cumulative change in ownership over a three year period), the use of certain carry-forwards may be limited or prohibited. Due to the uncertainty surrounding the realization of the net deferred tax asset, management has provided a full allowance.

NOTE K – INCOME TAXES — continued

As of December 31, 2002, the Company has net operating loss carry-forwards of approximately $107,000,000 for state tax purposes.

NOTE L – EMPLOYEE BENEFIT PLAN

The Company has a Section 401(k) retirement savings plan (the 401(k) Plan). The 401(k) Plan allows employees to contribute from 2% to 15% of their annual compensation subject to statutory limitations. Company contributions to the 401(k) Plan are discretionary. In past years, the Company, at its discretion, has made matching contributions of 50% to 100% of the first 6% of employee contributions. For 2002, 2001 and 2000, the Company made matching contributions of $288,451, $440,435 and $235,162, respectively, to the 401(k) Plan.

NOTE M – CONCENTRATION OF CREDIT RISK

For 2002, 2001 and 2000, the Company had three, one and one customer(s) which accounted for 51%, 22% and 21% of total revenues, respectively. At December 31, 2002 and 2001, the Company had aggregate accounts receivable from these customers of $1,421,367 and $887,448, respectively. The loss of one or more of these customers could have a materially adverse effect on the Company’s business.

NOTE N – RELATED PARTY TRANSACTONS

The Company provides services to a customer who is also a stockholder. The Company recognized revenue totaling $323,728, $2,537,765 and $1,305,948 for 2002, 2001 and 2000, respectively, related to this arrangement. The Company had an accounts receivable balance of $40,865 and $1,169,825 due from this customer at December 31, 2002 and 2001, respectively.

The Company receives banking services from a vendor who is also a stockholder. The Company paid $1,430,765 and $571,808 in fees to this vendor in 2002 and 2001, respectively, and received interest income of $424,702 and $193,393 in 2002 and 2001, respectively.

In connection with the Series A and Series B financing in 2000, the Company paid $975,000 to a director and stockholder of the Company. This amount was charged to financing costs on the accompanying consolidated statements of operations.